Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Gab AI Inc
700 N State St
Clarks Summit, PA 18411
https://gab.ai/

Up to $1,070,000.00 in Class B Non-Voting Common Stock designated as GAB Tokens
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Gab AI Inc
Address: 700 N State St, Clarks Summit, PA 18411
State of Incorporation: DE
Date Incorporated: September 09, 2016

Terms:

Class B Non-Voting Common Stock designated as GAB Tokens

Maximum 267,500 shares of Class B Non-Voting Common Stock designated as GAB Tokens ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,500 shares of Class B Non-Voting Common Stock designated as GAB Tokens ($10,000)

Company

Gab AI Inc

Corporate Address

700 N State Street

Clarks Summit, PA 18411

Type of Security Offered

Class B Non-Voting Common Stock deliverable in token form (the "GAB Tokens")

Purchase Price of Security Offered

$4.00 / share

Minimum Investment Amount (per investor)

$252

Terms of Tokens

Class B Non-Voting Common Stock deliverable in token form (the "GAB Tokens")

The GAB Token will represent a single share of Class B Non-Voting Common Stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

Blockchain: Ethereum Blockchain.

Exchanges: GAB Tokens are intended to be listed for trading on StartEngine, and/or LDGR, tZero, and/or other ATS that are licensed by the SEC, if and when any such exchange is launched, and if and when, GAB Tokens are accepted for listing on such exchange.

Material Terms

Voting Rights: GAB Tokens represented shares of Class B Non-Voting Common Stock and, except as required under Delware law, do not have the right to vote on any matters.

Restrictions on Transfer: 1 year from closing of this Offering

Dividends/Distributions: GAB Tokens have the right to participate in any dividends declared by the Board of Directors on a per share basis, together with the holders of the Company's Class A Common Stock.

Redemption Rights: None.

Other: None.

Please see Offering Document for complete set of rights and preferences.

The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Gab AI Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $4 / share, you will receive 10 Class B Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Gab AI Inc. is a social networking platform that offers telecommunications and social networking services, namely, providing live-streaming of video, online chat rooms,

and electronic bulletin boards for the transmission of messages among users in the field of general interest. We empower creators, support free speech and defend the free flow of information online.

Competitors and Industry

We welcome everyone, but see a unique opportunity to carve a niche in a massively underserved and unrepresented market. We estimate that there are over 50 million conservative, libertarian, nationalist, and populist internet users from around the world who are seeking an alternative to the current social networking ecosystems. These users are also actively seeking alternative media platforms like Breitbart.com, DrudgeReport.com, Infowars.com, and others. Through November 26, 2017 alone, Breitbart.com had over 2.2 billion page views from around the world (source: https://www.breitbart.com/big-journalism/2017/11/26/boom-breitbart-com-breaks-web-traffic-record-set-2016-mid-november/). As mainstream social networks continue to crack down on "objectionable content" and censor conservative views, we believe the need for alternative platforms will only continue to rise. We believe the trend of "cutting the cord" will continue as the popularity of streaming content over the internet increases. We believe this will also begin a fragmentation process of the social networking ecosystem into smaller niche communities with shared values and ideals. Our competitors range from large established companies to emerging start-ups, and we expect new competitors to continue to emerge throughout the world. Our competition includes various social networking platforms, websites and mobile apps, such as Facebook, Twitter and Snapchat, as well as other established communication platforms. We also face competition from alternative and new social networking platforms such as Minds.

Current Stage and Roadmap

We launched into private invite-only beta in August 2016. As of the date hereof, we have over 660,000 cumulative registered users from around the world. We are able to determine that users are unique via confirmed email addresses and unique IP addresses, however there may be some users who switch IP addresses using a VPN which we cannot account for in our data. During the 30 days prior to this filing, approximately 250,000 of our registered users have logged into our platform. With our nimble technology team, we have built out an impressive suite of products including GabTV, Gab Chat Rooms, our private group chat product, and Live Topics, and our crowdsourced news and discussion product. As of March 2018, we were a top 3,300 website in the United States, up from being in the top 8,000 as of July 2017, and a top 13,280 website globally, up from being in the top 26,000 as of July 2017 (source: https://www.alexa.com/siteinfo/gab.ai). Since launch, Gabbers have driven over 150 million page views. Users spend an average of 12 minutes on Gab every time they login.

The Team

Officers and Directors

Name: Andrew Torba

Andrew Torba's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Chief Financial Officer, Secretary and Director
  Dates of Service: September 09, 2016 - Present
  Responsibilities: He leads our product and company vision, marketing, operations, and monetization.

Other business experience in the past three years:

- **Employer:** Kuhcoon Inc.
  Title: CEO
  Dates of Service: October 14, 2011 - August 31, 2016
  Responsibilities: Founded and served as CEO.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Gab AI Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-

attacks either on our technology provider or on Gab AI Inc could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Terms of subsequent financings may adversely impact your investment.

Even if we are successful in this Offering, we have a Regulation A+ pending before the SEC to sell up to an additional 2,000,000 Gab Tokens for $5.00 per share, or an aggregate offering price of $10,000,000, which will result in immediate dilution. We may need to engage in other common equity, debt, preferred stock or token financings in the future. Your rights and the value of your investment in the GAB Tokens could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock or preferred tokens could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock or preferred tokens could be more advantageous to those investors than to the holders of GAB Tokens. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. GAB Tokens which we sell could be sold into any market which develops, which could adversely affect the market price of GAB Tokens.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

The GAB Tokens may be subject to registration under the Exchange Act if we have assets above $10 million and more than 2,000 holders of GAB Tokens, which would increase our costs and require substantial attention from management.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. The Company could trigger this requirement as a result of the Offerings and be required to register the GAB Tokens with the SEC under the Exchange Act, which would be a laborious and expensive process. Furthermore, if such registration takes place, the Company will have materially higher compliance and reporting costs going forward.

The tax treatment of GAB Tokens is uncertain and there may be adverse tax

consequences for purchasers upon certain future events.

Because the GAB Tokens represent Class B Common Stock, we believe they will be treated as securities for US tax purposes. The IRS, however, could make a determination that digital assets are not taxed in the same manner as securities, in which case the purchase and issuance of GAB Tokens could result in unexpected tax treatment. Therefore, each purchaser should seek his, her or its own tax advice in connection with an investment in GAB Tokens.

If we are unable to satisfy data protection, security, privacy, and other government- and industry-specific requirements, our growth could be harmed.

There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm our reputation, erode user confidence in the effectiveness of our security measures, negatively impact our ability to attract new users, or cause existing users to stop using our Platform.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as cryptocurrencies and digital securities, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency and digital security industry, as well as blockchain networks, include, without limitation: ♣ Worldwide growth in the adoption and use of BTC, ETH and other blockchain technologies; ♣ Government and quasi-government regulation of BTC, ETH and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems; ♣ The maintenance and development of the open-source software protocol of the Ethereum network; ♣ General economic conditions and the regulatory environment relating to cryptocurrencies; or ♣ A decline in the popularity or acceptance of BTC, ETH or other blockchain-based tokens or coins, would adversely affect our results of operations. The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance of GAB Tokens.

Some market participants may oppose the development of blockchain-based systems and tokens like the GAB Token.

Many participants in the system currently used in the private equity markets may oppose the development of alternative systems. The market participants who may oppose such a system may include market participants with significantly greater resources, including financial resources and political influence, than we have. Our ability to operate could be adversely affected by any actions of any such market participants that result in additional regulatory requirements or other activities that make it more difficult for us to operate, which could have a material adverse effect on our business or the GAB Token.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of

digital assets could materially and adversely affect our business, and the GAB Tokens may also be subject to significant price volatility.

The prices of blockchain assets such as BTC have historically been subject to dramatic fluctuations and are highly volatile, and the market price of GAB Tokens may also be highly volatile. Several factors may influence the market price of the GAB Tokens, including, but not limited to: ♣ Global blockchain asset supply; ♣ Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use; ♣ Investors' expectations with respect to the rate of inflation; ♣ Interest rates; ♣ Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies; ♣ Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which the GAB Tokens may be traded and liquidity on such exchanges; ♣ Interruptions in service from or failures of major blockchain asset exchanges on which the GAB Tokens may be traded; ♣ Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in us, GAB Tokens or other blockchain assets; ♣ Monetary policies of governments, trade restrictions, currency devaluations and revaluations; ♣ Regulatory measures, if any, that affect the use of blockchain assets such as the GAB Tokens; ♣ Global or regional political, economic or financial events and situations; or ♣ Expectations among blockchain asset participants that the value of the GAB Tokens or other blockchain assets will soon change. A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including GAB Tokens. For example, a security breach that affects investor or user confidence in BTC and ETH may affect the industry as a whole and may also cause the price of GAB Tokens and other blockchain assets to fluctuate.

Any BTC or ETH tendered in exchange for the purchase of GAB Tokens may decrease in value prior to the time at which the exchange rate into US dollars is determined, which could significantly reduce the amount of GAB Tokens issuable to the relevant purchaser.

In addition to US dollars, prospective purchasers may purchase GAB Tokens with BTC and ETH. Although we will determine the US dollar value of BTC and ETH based on the applicable exchange rate, within 26 hours following the receipt of payment, prices of cryptocurrencies such as BTC and ETH are known to fluctuate dramatically within short periods of time. In addition, our receipt of ETH or BTC sent as a payment for the GAB Tokens may be delayed as a result of a slowdown in the blockchain network. Any decrease in the value of BTC or ETH paid by a purchaser prior to the time at which the applicable exchange rate is determined could significantly reduce the amount of GAB Tokens issuable to such purchaser. Potential purchasers should carefully consider this risk prior to submitting payment for the GAB Tokens in cryptocurrency.

An investor who tenders the purchase price in ETH or BTC, will suffer a loss if their subscription is rejected and the price of BTC or ETH has declined.

If we reject any subscription, all funds received in connection with such subscription will be promptly returned to the investor without interest. Such refund will be paid in the same currency and in the same amount as paid by such investor, regardless of a decrease in the US dollar equivalent. For example, an investor who funded 2 ETH will be refunded 2 ETH. Therefore, a decrease in the dollar value of any such cryptocurrency between the date the funds are tendered and the date the funds are returned would result in a loss to the investor.

Risks associated with us accepting payment for GAB Tokens in BTC and ETH .
In addition to US dollars, prospective purchasers may purchase GAB Tokens with BTC and ETH. We intend to convert into US dollars any cryptocurrencies received in the Offering within 7 days after closing on the applicable subscription. However, prices of such cryptocurrencies are known to fluctuate dramatically within short periods of time. Any such fluctuations could reduce dramatically the amount of fiat currency that we receive in exchange for the cryptocurrencies paid by purchasers, which would have an adverse effect on our operations.   In addition, we will hold and maintain the digital wallets into which ETH and BTC payments will be transferred by investors. While we have taken significant measures to secure our systems and digital wallets, payments we receive in cryptocurrencies are subject to potential loss. Our crypto-wallet credentials could be lost or stolen. The wallets in which we receive cryptocurrencies could contain software weaknesses or bugs and may be subject to cyber-attacks and hacks. In June 2016, a perpetrator hacked into the computing systems of DAO and stole over $50 million in ETH proceeds from the DAO's token offering. If any of the foregoing occur, it could result in the permanent loss of such cryptocurrencies and have a material adverse effect on us.

We are subject to the risk of possibly becoming an investment company under the Investment Company Act.
The Investment Company Act regulates certain companies that invest in, hold or trade securities. Because a portion of our assets consist of cryptocurrencies, such as Ether ("ETH") and BitCoin ("BTC"), if ETH or BTC are deemed to be securities, we run the risk of inadvertently becoming an investment company, which would require us to register under the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates. In addition, we may structure transactions in a less advantageous manner than if we were not subject to such Investment Company Act risks, or we may avoid otherwise economically desirable transactions due to this risk. In addition, events beyond our control, including significant appreciation or depreciation in the market value of certain of our holdings, could result in us inadvertently becoming an investment company. If it were established that we were an investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC. If it were established that we were an investment company, it would have a material adverse effect on our business and financial operations and our ability to continue as a going concern. To avoid becoming and registering as an investment company under the Investment Company Act, we

intend to monitor the value of our securities holdings and exchange any cryptocurrencies or cryptosecurities into US dollars prior to such time as the value of those assets exceeds 35% of the Company's total assets.

Our decision to accept and hold cryptocurrency, such as BTC and ETH, may subject us to exchange risk and additional tax and regulatory requirements.

In addition to accepting payment for GAB Tokens via credit cards, wire transfer and ACH transfers, we will accept payment in the form of BTC and ETH. Cryptocurrencies are not considered legal tender or backed by any government, and have experienced price volatility, technological glitches and various law enforcement and regulatory interventions. We have exchange rate risk as the risks that regulatory or other developments may adversely affect the value of the cryptocurrencies we hold. The uncertainties regarding legal and regulatory requirements relating to cryptocurrencies or transactions utilizing cryptocurrencies, as well as potential accounting and tax issues, or other requirements relating to cryptocurrencies could have a material adverse effect on our business.

Risks related to ERC-20 Smart Contracts.

GAB Tokens are ERC-20 smart contracts. An ERC-20 smart contract is a cryptographic asset issued on the Ethereum blockchain that implements basic features in order to be compatible with existing software such as digital wallets. There are certain technology risks associated with the ownership of ERC-20 smart contracts which do not exist with typical certificated securities. Third parties could hack digital wallet providers resulting in the loss of GAB Tokens held by investors. Among other cyberbreaches of digital wallet providers, in April 2018, digital wallet provider myetherwallet.com's servers were hacked, and users were unknowingly directed to a phishing site that resembled the wallet provider, resulting in the theft of tokens such users deposited into the digital wallets. Other technology risks include, but are not limited tothe following: • The smart contracts may contain software weaknesses or bugs; • If your crypto-wallet credentials are lost or stolen, your GAB Tokens will be unrecoverable and will be permanently lost; • Incorrectly transferred GAB Tokens may be irretrievable; • Third parties may hack the GAB Token sale process, your crypto-wallet or the Company's systems; and • There could be errors or other problems with the Ethereum protocol on which the GAB Tokens are built. If any of the above conditions exist or arise, it could adversely affect the receipt, transferability and value of GAB Tokens, or the total loss of GAB Tokens. The Company shall maintain on its website best practices for storing and maintaining crypto-wallets that hold GAB Tokens.

Risk of software weaknesses.

GAB Tokens and the related software and technology and technical concepts and theories are still in an early development stage and unproven, and there is no warranty that the process for receiving and ownership of GAB Tokens will be uninterrupted or error-free and there is an inherent risk that the software, GAB Tokens and related technologies and theories could contain weaknesses, vulnerabilities or bugs causing, inter alia, the partial or complete loss of GAB Tokens.

To the extent the source code and algorithm setting the rights and the features of the

GAB Tokens contain errors or latent terms not disclosed to the investors, or use unsafe algorithms, these errors and hidden terms may result in losses to investors and substantially dilute the value of the GAB Tokens.

To the extent the source code and algorithm setting the rights and the features of the GAB Tokens contains errors or latent terms not disclosed to the investors, or use unsafe algorithms, these errors and hidden terms may result in losses to investors and substantially dilute the value of the GAB Tokens. While it is our policy to replace any GAB Tokens that are lost as a result of programming errors or latent terms, if such GAB Tokens are replaced, and the lost GAB Tokens are recovered by a third party, the same would result in the dilution of the outstanding GAB Tokens.

Risk of loss of your credentials.

Your GAB Tokens will be held in a crypto-wallet. Your crypto-wallet stores your private key and public keys. Public keys allow outside parties to transmit cryptocurrencies into your digital wallet. Private keys allows you to receive, hold, access and transfer GAB Tokens. Accordingly, loss of requisite private key(s) associated with your wallet will result in your inability to access your GAB Tokens, and they will be unrecoverable. Moreover, any third party that gains access to such private key(s), including by gaining access to login credentials of a hosted wallet service you use, may be able to misappropriate your GAB Tokens. Any errors or malfunctions caused by or otherwise related to the wallet you choose to receive and store GAB Tokens, including your own failure to properly maintain or use such wallet, may also result in the loss of your GAB Tokens.

Incorrect or fraudulent token transactions may be irreversible.

Digital security transactions are irrevocable and stolen or incorrectly transferred GAB Tokens may be irretrievable. Token transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, token transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of a GAB Token or a theft of a GAB Token, generally will not be reversible and you may not be capable of seeking compensation for any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, GAB Tokens could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. For example, if GAB Tokens are sent to a contract that is not ERC-20 compatible, the transaction will not be rejected because the contract will not recognize the incoming transaction, and the GAB Tokens could therefore get stuck in limbo and essentially be lost. Although the Company shall maintain on its website best practices for storing and maintaining crypto-wallets that hold GAB Tokens, the failure to precisely follow the procedures for buying, receiving and transferring GAB Tokens, including, for instance, providing an incorrect wallet address, or providing an address that is not ERC-20 compatible, may result in the loss of your GAB Tokens.

Cybercrime.

The acquisition and management of GAB Tokens is inherently subject to the risk of

cybercrime that is difficult to manage and mitigate. This may result in concerted attempts and even successful attempts to hack the GAB Token sale process and the Sites and software used to manage contributions received in respect of GAB Tokens. The GAB Token sale process may be subject unauthorized access, hacking and/or theft of GAB Tokens. Any unauthorized access or cybercrime may result in theft or loss or inability to access subscriptions, impacting the ability to issue GAB Tokens.

Risks association with the Ethereum protocol.

Because GAB Tokens are based on the Ethereum blockchain, any malfunction, breakdown or abandonment of the Ethereum protocol may result in the loss of or inability to transfer GAB Tokens. The Ethereum network is prone to periodic congestion during which transactions could be delayed or lost. Individuals may also intentionally spam the Ethereum network in an attempt to gain an advantage in purchasing cryptographic tokens. That may result in a situation where block producers may not include an investors transaction at the time such investor expects, or an investor's transaction may not be included at all. Moreover, advances in cryptography, or technical advances such as the development of quantum computing, could present risks by undermining or vitiating the cryptographic consensus mechanism that underpins the Ethereum protocol. Also, legislatures and regulatory agencies could prohibit the use of current and/or future cryptographic protocols which could adversely impact the ability to transfer the GAB Tokens, resulting in a significant loss of value of the GAB Tokens.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore may be subject to fraud and failures.

When cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, such events could result in a reduction in cryptocurrency prices or confidence. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, commodities or currencies. For example, during the past three years, a number of bitcoin exchanges have closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed exchanges were not compensated or made whole for partial or complete losses of their account balances. While smaller exchanges are less likely to have the infrastructure and capitalization that may provide larger exchanges with some stability, larger exchanges may be more likely to be appealing targets for hackers and "malware" (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely targets of regulatory enforcement actions. We do not maintain any insurance to protect from such risks, and do not expect any insurance for customer accounts to be available (such as federal deposit insurance) at any time in the future, putting customer accounts at risk from such events.

It may be illegal now, or in the future, to acquire, own, hold, sell or use BTC, ETH, or other cryptocurrencies, participate in the blockchain or utilize similar digital assets in one or more countries.

Although currently BTC, ETH, and other cryptocurrencies, the blockchain and digital assets generally are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets. Such restrictions may adversely affect the holders of GAB Tokens. Our failure to comply with existing or future regulations, including federal securities laws that apply to subsequent sales of tokens, including transfers on trading platforms that may be operating without compliance with applicable federal securities laws, could result in an enforcement action against us by the SEC, the criminal liability of our principals or civil liabilities being imposed against us, which could result in our requirement to pay substantial penalties or damages, or otherwise have a material adverse effect on our business.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Product improvements.

In order to compete, we need to rapidly make updates to our product offerings as the market demands. The development of such components and enhancements to our platform will require significant capital funding, expertise of management and time and effort in order to be successful. It is possible that one or more of these contemplated enhancements may never be developed or released. Even if successfully developed and released, such enhancements may not be successful and may not result in an increase in revenue.

Government regulation, legislation, and censorship.

We are subject to local and international laws and regulations. Changes in current or future regulation or legislation could significantly increase the cost of operation, or even preclude it. An increase in government censorship of the internet could have a negative impact on our business.

Third party providers.

We rely on third-party service providers to operate. We rely on Microsoft's Azure hosting platform as well as Paypal, Stripe, and other services for payment processing. Any interruption or downtime in these third-party services, including Microsoft Azure, could have a negative impact on our ability to deliver the Gab service to our users and customers. If our agreement with Microsoft is terminated, there are numerous other hosting platforms available. Although we believe that we will be able to establish an alternate hosting platform, or our own hosting platform, we may be unable to do so at prices or costs that are favorable to us. The inability to secure a new platform or any disruption in the availability of our platform could lead to downtime of our website and applications, which could harm relationships with our customers

and materially adversely affect our business, prospects and operating results. Unless we become completely independent of third-party services, we remain subject to the risk that third-party providers will be unable to meet our needs.

Breaches of our systems.
Any breach of our systems, databases, or other information may have a significant legal and monetary impact on our business and reputation.

App store rejections.
We have been repeatedly rejected from Apple's App Store for what they deem to be "objectionable content." We were removed from Google's Play Store for what they deem to be "hate speech." We have also faced problems in the past with our previous domain registrar for "hate speech" and were forced to move to a new domain registrar. The impact of these actions by third-parties has had an impact on our ability to grow our community and business. While our application may be manually downloaded to Android mobile devices, the additional steps required to manually download an application makes it more difficult to acquire customers. In addition, manual download of our application is currently not available on IOS mobile devices. Therefore, customers that desire to access our platform on IOS devices, must use their mobile web browser which is currently less user friendly than a mobile application. If we are unable to get our application on the Google Play Store or the Apple Store, it could have a negative impact on our ability to grow our business and user base. Further if our current domain name registrar were to refuse to continue to maintain our domain name and we are unable to locate an alternative registrar, we would be unable to operate our website.

A majority of our Common Stock is owned by our CEO.
As of the date of this Offering Circular, Andrew Torba, our sole officer and director, owns over 60% of the shares of our issued and outstanding Common Stock, and through voting proxies granted to Mr. Torba by Ekrem Büyükkaya, our Chief Technology Officer and Utsav Sanduja, our former Chief Communications Officer (the "Voting Proxies"), controls approximately 90% of our voting power. Please note, Ekrem Büyükkaya recently resigned from his position with us and and we are negotiating a separation agreement in which we anticipate paying him $60,000 in return for all of his shares in exchange for this agreement. Mr. Torba is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders. The Voting Proxies were granted on August 25, 2017, and terminate upon, the consummation by us of an initial public offering. They also terminate upon the later of (i) the date on which the stockholder has secured, in a form reasonably acceptable to us, the requisite legal status and all appropriate permits, authorizations or other documents from any applicable governmental entity which are necessary for such stockholder to serve as a full-time employee within the United States of America or any other country which we, in our sole discretion, may approve in writing, and (ii) the date on which we and the stockholder have entered

into a certain stock restriction agreement.

GAB Tokens have no voting rights.
Because the GAB Tokens have no voting rights, investors will not be able to participate in any stockholder votes, including, the election of any directors.

Management discretion as to use of proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited liquidity and possible manipulation of digital based assets.
To our knowledge, there is currently no formal licensed marketplace for the resale of GAB Tokens. To the extent any future exchanges are registered with the SEC, we may apply for listing on one or more such exchanges, and for registration of GAB Tokens for listing and trading on an exchange under Section 12(b) of the Securities Exchange Act. However, there is no guarantee that the SEC will license any cryptosecurities exchanges, that any licensed exchange will accept GAB Tokens for listing, that we will be able to satisfy the registration requirements of the Securities Exchange Act of 1934 for listing and trading on an exchange, or that there will be demand for the GAB Tokens. In addition, it is difficult to predict if we will ever be acquired by a larger company. Therefore, investors should assume that they may not be able to liquidate their investment for some time.

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.
The Offering is on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

We have a limited operating history and have yet to earn a substantial profit or substantial operating revenue, which makes it difficult to accurately evaluate our business prospects.
We have limited assets, a limited operating history, and minimal operating revenue to date. We are still working on developing various features of our platform. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

Terms of subsequent financings may adversely impact your investment.

Even if we are successful in this Offering, we have a Regulation A+ pending before the SEC to sell up to an additional 100,000,000 Gab Tokens for $5.00 per share, or an aggregate offering price of $50,000,000, and may need to engage in common equity, debt, preferred stock or token financings in the future. Your rights and the value of your investment in the GAB Tokens could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock or preferred tokens could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock or preferred tokens could be more advantageous to those investors than to the holders of GAB Tokens. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. GAB Tokens which we sell could be sold into any market which develops, which could adversely affect the market price of GAB Tokens.

The regulatory regime governing blockchain technologies, cryptocurrencies, GAB Tokens and coin offerings is uncertain, and new regulations or policies may materially adversely affect the value or transferability of the GAB Tokens.

Regulation of tokens (including GAB Tokens) and token offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the value or transferability of GAB Tokens. Failure by us or the holders of GAB Tokens to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation.   In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission ("CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The tax treatment of GAB Tokens is uncertain and there may be adverse tax consequences for purchasers upon certain future events.

Because the GAB Tokens represent Class B Common Stock, we believe they will be treated as securities for US tax purposes. The IRS, however, could make a determination that digital assets are not taxed in the same manner as securities, in which case the purchase and issuance of GAB Tokens could result in unexpected tax treatment. Therefore, each purchaser should seek his, her or its own tax advice in connection with an investment in GAB Tokens.

The Subscription Agreement and the Company's Amended and Restated Certificate of Incorporation include exclusive venue provisions, and the Subscription Agreement provides that investors waive the right to a jury trial in connection with any action, suit or counterclaim arising out of the Subscription Agreement.

By executing a Subscription Agreement for this Offering, investors shall be agreeing to waive their constitutional right to have any disputes, claims, or controversies arising out of or relating to the Subscription Agreement or their investment in us, including, but not limited to, claims under US federal securities laws, decided by a jury. Pursuant to the Subscription Agreement and the Company's Amended and Restated Certificate of Incorporation, investors will also be agreeing that the State of Delaware shall be the sole and exclusive forum for, among other things, (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; or (iv) any action, suit or counterclaim arising out of the Subscription Agreement. Therefore, investors may be compelled to travel to Delaware to prosecute or defend any claims involving the Company.

Foreign Securities Laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject the Company to regulatory actions in such foreign jurisdictions.

We rely on third-party service providers

We rely on third-party service providers to operate. We rely on sibyl hosting platform to remain online and operational and are currently reviewing several payment processing providers. Any interruption or downtime in these third-party services, including sibyl canceling our service, could have a negative impact on our ability to deliver the Gab service to our users and customers. We currently do not have a payment processor and will be unable to processor payments efficiently until we integrate and secure a new provider. In general, our web hosting and payment processing vendors may terminate services at any time. If our web hosting agreements or payment processing agreements are terminated, there are numerous other hosting platforms available, however, any such termination may result in downtime to our website which could have a material adverse impact on our business. We have plan to establish our own hosting solutions, to mitigate potential downtime from the cancellation of services from third party hosting platforms, however, we may be unable to do so at prices or costs that are favorable to us. The inability to secure and

maintain webhosting platforms or payment processing, could lead to downtime of our website and applications, which could harm relationships with our customers and materially adversely affect our business, prospects and operating results. We previously relied on Microsoft Azure as our hosting platform, Joyent hosting platform, as well as Paypal and Stripe payment processors. In August 2018 we terminated our contract with Microsoft Azure, however, we were able to secure a new provider without any downtime of our website. On October 28th, 2018, a result of certain postings on our platform related to a shooting in a Pittsburg Synagoge, our new hosting platform Joyent and our payment processors Stripe and Paypal all terminated our service agreements. Although we were able to secure new hosting providers, the termination of services from our existing providers resulted in significant downtime of our website. Unless we become completely independent of third-party services, we remain subject to the risk that third-party providers will be unable to meet our needs.

We depend on certain key personnel and must attract and retain additional talent.
Our future success depends on the efforts of key personnel and consultants, especially our founder, Andrew Torba, and need to attract and retain additional talent. The loss of services of any key personnel, or the in ability to attract and retain additional talent, may have an adverse effect on us. As a result of the controversial nature of the Company's platform, we may have a difficult time attracting and retaining additional personnel, as the such personnel may become the subject of personal harassment. As a result of postings on our platform by the alleged shooter in the tragic Synagogue shooting in Pittsburgh on October 27, 2018, our former Chief Technology Officer, who resides in Turkey resigned from his position with us for fear of retaliation against him in connection with his association with us. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We and our reputation are particularly susceptible to negative press.
Due to the controversial nature of our free speech platform, we and our reputation are particularly susceptible to negative publicity. For example, as a result of postings on our platform by the alleged shooter in the tragic Synagoge shooting in Pittsburgh on October 27, 2018, we and our founder received a significant amount of negative press. The negative press resulting from this incident and any negative press resulting from any future activities on our platform, could have a material adverse impact on our business, including, but not limited to, a decrease in subscribers, potential bans of our platform in foreign jurisdictions, the loss of third party service providers such as web hosting services and payment service, on which the operation of our platform depends and the inability to retract and retain talent.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Torba	6,000,000	Class a voting common stock	61.76
Ekrem Buyukkaya (Shares to be issued back pending executed separation agreement)	2,500,000	Class a voting common stock	25.74

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock designated as "GAB Tokens"..

Class A Voting Common Stock

The amount of security authorized is 12,000,000 with a total of 9,714,391 outstanding.

Voting Rights

The holders of Class A Common Stock are entitled to one vote per share.

Material Rights

The holders of our GAB Tokens, together with the holders of our Class A Common Stock, will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding-up, the holders of our GAB Tokens, together with the holders of our Class A Common Stock, are entitled to share ratably in all assets that are legally available for distribution. For purposes of clarity, in connection with any dividends, liquidation, dissolution or winding up of the Company, each GAB Token shall be entitled to receive the same dividend or distribution to which each share of Class A Common Stock is entitled to receive. The holders of our Class A Common Stock have no preemptive, subscription, redemption or conversion rights.

Class B Non-Voting Common Stock designated as "GAB Tokens".

The amount of security authorized is 8,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock designated as "GAB Tokens"..

Material Rights

The holders of our GAB Tokens, together with the holders of our Class A Common Stock, will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding-up, the holders of our GAB Tokens, together with the holders of our Class A Common Stock, are entitled to share ratably in all assets that are legally available for distribution. For purposes of clarity, in connection with any dividends, liquidation, dissolution or winding up of the Company, each GAB Token shall be entitled to receive the same dividend or distribution to which each share of Class A Common Stock is entitled to receive. The holders of our GAB Tokens have no preemptive, subscription, redemption or conversion rights.

What it means to be a minority holder

As a minority holder of GAB Tokens of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock or tokens.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,485.10
  Number of Securities Sold: 9,714,391
  Use of proceeds: Research and development, working capital and marketing.
  Date: June 01, 2017
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
Revenue increased from $0 to $93,260 for the period from Inception to December 31, 2016 and the year ended December 31, 2017, respectively, primarily due to the commencement of Gab Pro, our premium-user subscription program, in 2017. Cost of revenue increased from $0 to $49,843 for the period from Inception to December 31, 2016 and the year ended December 31, 2017, respectively. Cost of revenue increased due to the commencement of revenue-generating activities in 2017 and consists

primarily of certain software subscription fees, hosting fees, and payment processing fees. Our operating expenses consist of sales and marketing expenses, general and administrative expenses, and research and development expenses. Operating expenses increased from $46,151 to $364,676 for the period from Inception to December 31, 2016 and the year ended December 31, 2017, respectively. Sales and marketing expenses increased from $57 to $15,168 for the period from Inception to December 31, 2016 and the year ended December 31, 2017, respectively, due to higher advertising expenses. General and administrative expenses increased from $27,483 to $258,207 for the period from Inception to December 31, 2016 and the year ended December 31, 2017, respectively, primarily due to higher payroll costs and legal expenses. Research and development expenses increased from $18,611 to $91,301 for the period from Inception to December 31, 2016 and the year ended December 31, 2017, respectively, primarily due to higher contractor costs. Other income increased from $58,792 to $121,034 for the period from Inception to December 31, 2016 and the year ended December 31, 2017, respectively. The increase in other income was due to more donations, which increased from $58,792 to $116,882 for the period from Inception to December 31, 2016 and the year ended December 31, 2017, respectively, and realized gains of $4,152 related to our cryptocurrency holdings. As a result of the foregoing, we recognized a net loss of $201,704 for the year ended December 31, 2017, compared to net income of $11,087 for the period from Inception to December 31, 2016.

Historical results and cash flows:
See above

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Since our inception, we have relied on donations made by our users and advances from one of our founders for working capital. In 2017, we raised approximately $1,070,000 through an offering under Regulation CF of the Securities Act, in connection with which we sold 995,641 shares of our common stock. As of December 31, 2017, we had $637,291 in cash and did not have any loans or available credit facilities. We will incur additional costs for the development and maintenance of our networking platform, along with general operations. We intend to fund our operations using funds raised through Regulation Crowdfunding in 2017, premium subscription revenue, donations, funds received through this offering, and additional debt and/or equity financing, as necessary. If we are unable to obtain sufficient amounts of capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition, and operating results. The funds raised in this offering will be primarily used to continue the build out of our alternative ad-free social network. We are also seeking to conduct research and development on in-house infrastructure solutions that can be built into our social networking platform. We anticipate that it will take 12-18 months and $1.1 million in capital to conduct research and development of a in-house infrastructure and build

out this developer ecosystem. This research and development will occur alongside the building of our current infrastructure, community, platform, and business, which is the primary purpose of this offering. In addition to US dollars, prospective purchasers may purchase GAB Tokens with BTC and ETH. We intend to immediately convert into US dollars all or substantially all of the cryptocurrencies received in the Offering, however, because prices of such cryptocurrencies are known to fluctuate dramatically within short periods of time, any such fluctuations could reduce dramatically the amount of fiat currency that we receive in exchange for the cryptocurrencies tendered by purchasers, between the time we receive such cryptocurrencies and the time we exchange them for US dollars, which would have an adverse effect on our operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds raised in this offering and in connection with our concurrent Regulation A+ offering will enable us to widely market our Platform, increase our subscriber base and thereby increase our revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
No.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
24 months based on our current spending.

How long will you be able to operate the company if you raise your maximum funding goal?
24 months

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)
The Company is engaging in a current Regulation A+ Offering in which it is seeking to raise $10,000,000 through the sale of GAB Tokens at $5.00 per token.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Andrew Torba
  Relationship to Company: Officer

Nature / amount of interest in the transaction: During the period from Inception to December 31, 2016, the Company's CEO incurred $5,000 of expenses on behalf of the Company, which was repaid to the CEO by the Company during the year ended December 31, 2017.
Material Terms: See above

Valuation

Pre-Money Valuation: $38,857,564.00

Valuation Details: In the absence of a public trading market, we considered all relevant facts and circumstances known at the time of valuation, made certain assumptions based on future expectations and exercised significant judgment to determine the fair value of our GAB Tokens. The factors considered in determining the fair value include, but are not limited to, the following: -our historical financial results and estimated trends and projections for our future operating and financial performance; -the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions; -our current business assets and IP -the market performance of comparable, publicly-traded companies; and -the economic and competitive environment, including the industry in which we operate. The price of the GAB Tokens reflects the opinion of our President as to what a fair value would be for our concurrent Regulation A+ Offering, with a 20% discount based on the 1 year holding period applicable to GAB Tokens sold in this offering. There are a number of methodologies that may be used to value our securities in the future, including, but not limited to, a valuation by an independent third party valuation firm.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  14.0%
  General Website marketing activities.

- *Research & Development*
  23.0%
  Research and development of new services and infrastructure to decrease dependency on third party service providers.

- *Working Capital*
  57.0%
  General working capital and sales, general and administrative expenses. In

addition, the Company's CTO has resigned and is negotiating a separation agreement in which it anticipates paying him $60,000, which equates to one year base salary. The CTO will be required to return all of his shares in the company in exchange for this agreement.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  23.0%
  Research and development of new services and infrastructure to decrease dependency on third party service providers.

- *Marketing*
  14.0%
  General Website marketing activities.

- *Working Capital*
  51.0%
  General working capital and sales, general and adminstrative expenses.

- *CTO Separation Pay (Anticipated)*
  6.0%
  The Company's CTO has resigned and the Company is negotiating a separation agreement in which it anticipates paying him $60,000, which equates to one-year base salary. The CTO will be required to return all of his shares in exchange for this agreement.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://gab.ai/ (The company will make annual reports available at https://gab.ai/about/investors in the section labeled annual report.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/freespeech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gab AI Inc

[See attached]

GAB AI INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016
AND FOR THE YEAR ENDED DECEMBER 31, 2017 AND
THE PERIOD FROM SEPTEMBER 9, 2016 (INCEPTION)
TO DECEMBER 31, 2016

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

GAB AI INC.
TABLE OF CONTENTS

	PAGE
Independent Auditors' Report	F-3
Balance Sheets	F-4
Statements of Operations	F-5
Statements of Cash Flows	F-6
Statements of Stockholders' Equity	F-7
Notes to Financial Statements	F-8



INDEPENDENT AUDITORS' REPORT

To Management and Stockholders
Gab AI Inc.
Philadelphia, Pennsylvania

We have audited the accompanying financial statements of Gab AI Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2017 and the period from September 9, 2016 (Inception) to December 31, 2016, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gab AI Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017 and the period from September 9, 2016 (Inception) to December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Dbb Mckennon

Newport Beach, CA
June 21, 2018

GAB AI INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
ASSETS		
Current Assets		
Cash	$ 637,291	$ 16,187
Prepaid expenses	19,195	—
Deferred offering costs	100,000	—
Other current assets	2,574	—
Total Current Assets	759,060	16,187
Noncurrent Assets		
Intangible assets	17,509	—
Total Assets	$ 776,569	$ 16,187
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 357	$ —
Accrued liabilities	2,305	—
Related party advances	—	5,000
Deferred revenue	48,296	—
Total Current Liabilities	50,958	5,000
Commitments and Contingencies (Note 3)		
Stockholders' Equity		
Common stock, par value $0.0001; 12,000,000 shares authorized; 9,995,641 and 9,000,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively	1,000	900
Non-voting common stock, par value $0.0001; 8,000,000 shares authorized; 0 shares issued and outstanding as of December 31, 2017 and 2016	—	—
Additional paid-in capital	981,391	—
Subscription receivable	(66,163)	(800)
Accumulated deficit	(190,617)	11,087
Total Stockholders' Equity	725,611	11,187
Total Liabilities and Stockholders' Equity	$ 776,569	$ 16,187

The accompanying notes are an integral part of these financial statements.

GAB AI INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017 AND
PERIOD FROM SEPTEMBER 9, 2016 (INCEPTION) TO DECEMBER 31, 2016

	2017	2016
Revenue	$ 93,260	$ —
Cost of revenue	49,843	—
Gross Profit	43,417	—
Operating Expenses		
Sales and marketing	15,168	57
General and administrative	258,207	27,483
Research and development	91,301	18,611
Total Operating Expenses	364,676	46,151
Operating Loss	(321,259)	(46,151)
Other (Income)		
Donation income	(116,882)	(58,792)
Realized gains	(4,152)	—
(Loss) Income Before Income Taxes	(200,225)	12,641
Provision for income taxes	1,479	1,554
Net (Loss) Income	$ (201,704)	$ 11,087
Net Loss per Common Share – Basic and Diluted:	$ (0.02)	$ 0.00
Weighted Average Common Shares Outstanding – Basic and Diluted	9,296,193	9,000,000

The accompanying notes are an integral part of these financial statements.

GAB AI INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017 AND
PERIOD FROM SEPTEMBER 9, 2016 (INCEPTION) TO DECEMBER 31, 2016

	2017	2016
Cash Flows From Operating Activities:		
Net (loss) income	$ (201,704)	$ 11,087
Adjustments to reconcile net (loss) income to cash flows (used in) provided by operating activities:		
Gain on exchange of cryptocurrencies	670	—
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(22,439)	—
Accounts payable	357	—
Accrued liabilities	2,305	—
Deferred revenue	48,296	—
Net cash (used in) provided by operating activities	(172,515)	11,087
Cash Flows From Investing Activities:		
Acquisition of intangible assets	(17,509)	—
Net cash used in investing activities	(17,509)	—
Cash Flows From Financing Activities:		
Common stock issued for cash	1,004,122	100
Offering costs	(187,994)	—
Related party advances	—	5,000
Repayment of related party advances	(5,000)	—
Net cash provided by financing activities	811,128	5,100
Increase in cash and cash equivalents	621,104	16,187
Cash, beginning of year	16,187	—
Cash, end of year	$ 637,291	$ 16,187
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ —	$ —
Cash paid for income taxes	$ 1,479	$ 1,554

The accompanying notes are an integral part of these financial statements.

GAB AI INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017 AND
PERIOD FROM SEPTEMBER 9, 2016 (INCEPTION) TO DECEMBER 31, 2016

	Common Stock		Non-Voting Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount				
September 9, 2016 (Inception)	— $	—	— $	— $	— $	— $	— $	—
Common stock issued for cash	9,000,000	900	—	—	—	(800)	—	100
Net income	—	—	—	—	—	—	11,087	11,087
December 31, 2016	9,000,000	900	—	—	—	(800)	11,087	11,187
Common stock issued for cash	995,641	100	—	—	1,069,385	(65,363)	—	1,004,122
Offering costs	—	—	—	—	(87,994)	—	—	(87,994)
Net loss	—	—	—	—	—	—	(201,704)	(201,704)
December 31, 2017	9,995,641 $	1,000	— $	— $	981,391 $	(66,163) $	(190,617) $	725,611

The accompanying notes are an integral part of these financial statements.

GAB AI INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017 AND
PERIOD FROM SEPTEMBER 9, 2016 (INCEPTION) TO DECEMBER 31, 2016

NOTE 1 – ORGANIZATION AND BUSINESS

Gab AI Inc. (which may be referred to as the "Company," "Gab," "we," "us," or "our") was incorporated on September 9, 2016 ("Inception") in the state of Delaware. The Company's headquarters are located in Philadelphia, Pennsylvania.

Gab is a social network that empowers creators, supports free speech, and defends the free flow of information online. Gab stands for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty, and the free exchange and flow of information. At Gab, it is our mission to provide people with the tools they need to create and shape their own experience.

Going Concern
Since Inception, we have relied on donations made by our users, funds raised through Regulation Crowdfunding in 2017, and the commencement of premium subscription services in 2017. We will incur additional costs for the development and maintenance of our networking platform along with general operating costs. The Company has incurred losses from operations and had an accumulated deficit of $190,617 as of December 31, 2017. Additionally, the Company had negative cash flows from operations totaling $172,515 for the year ended December 31, 2017. These factors raise doubt about the Company's ability to continue as a going concern.

The Company raised $1.07 million in its Regulation Crowdfunding offering and commenced revenue-generating activities in 2017. Additionally, the Company is planning a Regulation A offering in 2018, for which over $5 million of testing-the-waters reservations have already been received. Based on the Company's cash balance of $637,291 as of December 31, 2017, increasing income being produced by premium subscription services, and the Company's planned Regulation A offering, Management believes that the factors indicating substantial doubt about the Company's ability to continue as a going concern are alleviated, and that the Company will have sufficient access to capital over the next twelve months to continue normal operating activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cryptocurrency Holdings

At times, we may hold cryptocurrency-denominated assets such as Bitcoin or Ether and we include them in other current assets in our balance sheet. Cryptocurrency-denominated assets are recorded at the lower of cost or market based on an average unit cost. On an interim basis, we recognize decreases in the value of these assets caused by market declines. Subsequent increases in the value of these assets through market price recoveries during the same fiscal year are recognized in the later interim period, but may not exceed the total previously recognized decreases in value during the same year. Gains or losses resulting from changes in the value of our cryptocurrency assets are recorded in other income, net in our statement of operations.

We occasionally use our cryptocurrencies to purchase other cryptocurrencies. Gains and losses realized on these non-cash transactions are also recorded in other income, net in our statement of operations and are presented as an adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities in our statement of cash flows.

During the year ended December 31, 2017 the Company realized gains of $4,152 in the statement of operations. There were no recorded gains or losses on cryptocurrency holdings for the period from Inception to December 31, 2016. The following table presents the cryptocurrencies held by the Company as of December 31, 2017 and 2016. All amounts are in U.S. dollars at historical cost.

	December 31,		
	2017		**2016**
Bitcoin Cash (BCH)	$	36	$ —
Bitcoin (BTC)		2,513	—
Ether (ETH)		25	—
	$	2,574	$ —

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with ASC 350-40 *Internal-Use Software*, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. No costs have been capitalized to date.

Intangible Assets
The Company's intangible assets are comprised of its trademark and web domain. These intangible assets were determined to be indefinite-lived and are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. As of December 31, 2017 and 2016, intangible assets were comprised of the following:

	December 31,		
	2017		**2016**
Trademark	$	14,484	$ —
Website domain		3,025	—
	$	17,509	$ —

Equity Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") No. 340, *Other Assets and Deferred Costs*. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. Offering costs of $100,000 related to the Company's planned Regulation A (Tier 2) offering in 2018 were capitalized as of December 31, 2017, and offering costs of $87,994 related to the Company's Regulation Crowdfunding offering were charged to stockholders' equity during the year ended December 31, 2017. No offering costs were capitalized as of December 31, 2016, and no offering costs were charged to stockholders' equity during the period from Inception to December 31, 2016.

Stock-based Compensation
The Company accounts for stock options issued to employees under ASC No. 718, *Share-Based Payment* ("ASC 718"). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of an equity instrument issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock and other variables, as appropriate, on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

To date, the Company has not issued any share-based payments to its employees or non-employees.

Revenue Recognition

The Company recognizes revenue from its premium-user subscription model and transaction fees when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Subscription fees are collected primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled are recorded in deferred revenue.

Income Taxes

The Company is taxed as a corporation. Accordingly, the Company applies ASC No. 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Income (Loss) per Common Share

The Company presents basic income (loss) per share ("EPS") and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the year ended December 31, 2017 and the period from Inception to December 31, 2016, the Company had no dilutive securities outstanding.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, and has issued subsequent amendments to this guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under US GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The guidance is effective for interim and annual periods beginning after December 15, 2017 for public business entities and December 31, 2018 for all other entities. The Company is currently evaluating the effect that the updated standard will have on its financial position and results of operations.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including ASU 2014-09 above, that amend the original text of the ASC. The Company believes those updates issued-to-date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
The Company has authorized 12,000,000 shares of common stock with $0.0001 par value. The Company issued 9,000,000 shares of common stock to the founders for $900, subject to a restricted stock purchase agreement. One-quarter of the founders' restricted shares vest one year after the commencement date stated in their agreements, and the remaining restricted shares vest monthly over the 48 months thereafter. As of December 31, 2017 and 2016, 2,671,875 and 0 shares, respectively, were vested. See Note 7 for certain forfeitures related to these restricted shares.

During the year ended December 31, 2017, the Company sold 995,641 shares of common stock through the Company's Regulation Crowdfunding offering. The Company received gross proceeds of $1,069,485 for which there is a subscription receivable of $65,363 related to the sale of these shares. In connection with this offering, the Company incurred offering costs of $87,994, which reduced additional paid-in capital.

On December 1, 2017, the Company authorized 8,000,000 shares of non-voting common stock with $0.0001 par value. No shares of non-voting common stock have been issued to date.

Stock Incentive Plan
In 2016, the Company's Board of Directors adopted the Gab AI Inc. 2016 Stock Option / Stock Issuance Plan (the "2016 Plan"). The 2016 Plan provides for the grant of equity awards to employees and consultants, including stock options, stock purchase rights, and restricted stock units. Up to 1,000,000 shares of the Company's common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by the Board of Directors and expires ten years after adoption, unless terminated earlier by the Board. To date, no options or shares have been issued under the 2016 Plan.

NOTE 5 – INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") was signed into law in the U.S. The Tax Act has resulted in significant changes to the U.S. corporate income tax system. These changes include a federal statutory rate reduction from 35% to 21%, the elimination or reduction of certain domestic deductions and credits, and limitations on the deductibility of interest expense and executive compensation. These changes are effective beginning in 2018.

We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The following table presents the current and deferred tax provision for federal and state income taxes for the year ended December 31, 2017 and the period from Inception to December 31, 2016:

	2017	2016
Current tax provision		
Federal	$ —	$ —
State	1,479	1,554
	$ 1,479	$ 1,554
Deferred tax (benefit) provision		
Federal	$ (68,000)	$ —
State	(12,000)	—
	(80,000)	—
Valuation allowance	80,000	—
Provision for income taxes	$ 1,479	$ 1,554

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the year ended December 31, 2017 and the period from Inception to December 31, 2016:

	2017	2016
Federal tax benefit/provision at statutory rate	34.0%	34.0%
Permanent differences:		
State taxes, net of federal benefit	6.6%	6.6%
Non-deductible meals and entertainment	-0.1%	—%
Temporary differences:		
Accounts payable and accrued liabilities	-0.1%	—%
Other	0.1%	-28.3%
Change in valuation allowance	-39.8%	—%
Total provision	0.7%	12.3%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)	
	2017	2016
Current:		
Other	$ —	$ —
Noncurrent:		
Net operating loss carryforwards	80,000	—
Valuation allowance	(80,000)	—
Net deferred tax asset	$ —	$ —

Based on federal tax returns filed, or to be filed, through December 31, 2017, we had available approximately $200,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2036 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the US and files tax returns in the US federal jurisdiction and Pennsylvania state jurisdiction. The Company is subject to US federal, state, and local income tax examinations by tax authorities for all periods starting in 2016. The Company currently is not under examination by any authority.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the period from Inception to December 31, 2016, the Company's CEO incurred $5,000 of expenses on behalf of the Company, which was repaid to the CEO by the Company during the year ended December 31, 2017.

NOTE 7 – SUBSEQUENT EVENTS

In June 2018, 281,250 shares of restricted common stock were forfeited and deemed repurchased by the Company based on the terms of certain restricted stock outlined in Note 4.

The Company has evaluated subsequent events that occurred after December 31, 2017 through June 21, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Gab AI is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



19
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1,244
Investors

$1,028,676.87
Raised of $10K - $1.07M goal

Gab AI

The Free Speech Social Network

Small OPO · Philadelphia, PA
Social Media
Accepting International Investment

Invest Now

$252.00 minimum investment

Overview Team Terms Updates Comments Share

We're back! Join the 1,001 investors who helped us raise over $1M on StartEngine last year.

The Home Of Free Speech Online



4:15
Gab Pro
Andrew Quebe @amq
Now
My pup
Translate from tl
Andrew Quebe reposted
Danny Silvers @shadesofsilver
29 minutes · in Premium Creators
Hi #GabFam, I have updated my Premium costs to fit with the new Tiers feature for Gab Premium. You now have 3 options:
• $1.99 - Same as always! Access

Gab seeks to free humanity from the chains of Silicon Valley's **data silo, psychological manipulation, censorship, and ideological echo chambers**.

Over two years ago Gab launched into private beta as a people first social network that defended free speech online for everyone. Let's make one thing clear: **our mission is and always has been to defend free expression and individual liberty for all people**. We wish to conserve these values on the internet for generations to come and foster a culture and community that cherishes freedom.

We refuse to be defined by the dishonest media, by sophist political activists, or anyone else who thinks they can paint Gab as something other than **a neutral platform for the free exchange and flow of ideas.**



For two years, we have leveraged untraditional memetic marketing techniques to test the limits of free speech and emphasize the importance of it. The goal of this was not to support any one political idea or agenda, but rather to be the contrarian jolt to tech, the media, and our culture in order to **challenge millions of people to think deeply about these issues.**

We want to inspire a generation of builders **to take on the oligarchs of Silicon Valley, make irrelevant the establishment media elite, and keep the internet free and open for generations to come.**

Purchase shares in Gab to join and support a growing global community of people committed to free speech unencumbered by special interests or the old guard of Silicon Valley. In order to be true to its mission and maintain its exclusive place as the free speech social network, **Gab must be owned, powered and funded by you - The People.**

- Gab Co-Founder & CEO Andrew Torba

Our mission is to provide everyone with a social networking platform that champions free speech, individual liberty, and the free flow of information online.

The Offering

$4/share of Class B Non-Voting Common Stock deliverable in token form (the "GAB Tokens")
When you invest you are betting the company's future equity value will exceed $39.9M.

GAB Tokens represent a single share of Class B Non-Voting Common Stock, and will be issued on the Ethereum Blockchain.

All tokens will be delivered after the campaign is completed, and upon availability of the Tokens.
See Offering Summary below for additional terms.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Our Vision

Gab started with a simple mission: provide a platform for everyone that defends free and legal speech online. We soon learned that **gatekeepers** could prevent anyone from building and distributing an application, stifling innovation and market opportunity. After realizing this empirically when Gab was rejected from Apple's App Store for "objectionable content," removed from Google's Play Store for "hate speech," forced off our hosting provider Microsoft Azure, and threatened by our domain registrar for the same reasons: **we knew that we had become a threat to the establishment social networks and that we had to keep building.**

Gab is an ad-free social network dedicated to preserving individual liberty, the freedom of speech, and the free flow of information on the internet. We believe a free and open internet is essential to the future of a free world. Freedom is creative. It produces. It generates. From freedom flows truth, beauty, wisdom, and growth.

We believe censorship and closed systems are ultimately about two things: destruction and control. Censorship does not create value, it annihilates it. It corrals human thought into the direction of its choosing. It attempts to bend the global consciousness to its will. This has always historically been the case. Censorship is nothing new.

The difference is we don't have to stand by and watch it happen. We don't have to watch the free and open internet be manipulated by four to five elites in Silicon Valley.



The internet belongs to We The People. Period.

Together we can preserve something incredible for generations to come. A human achievement so great it challenges the status quo and power of the global elite: the fundamental human right of expression.

We believe there is none more powerful in this world than the storytellers. No amount of money, human resources, or time can stop them or their ideas. The goal of censorship is to silence the storytellers, the truth seekers, the contrarians, the artists, those who question the status quo. We cannot stand by and watch this continue to happen.

This will not be an overnight battle. It will likely be a 5-10 year digital, cultural, and information war. We can and will win. We've built an incredible community of amazing people who share our values and cherish liberty. That is why we will continue to win. Join us and help keep the internet great for generations to come.

You will never silence the storytellers.

You will never silence the storytellers.

The primary objective of this fundraising campaign is to continue building out our alternative social network that defends free speech, individual liberty, and the free flow of information online. Our goal is to expand our core team, make the product faster and more user-friendly, and start building out our own free speech-friendly infrastructure.

The Only Social Media Platform Where All Are Welcome to Speak Freely

Gab stands for **bringing people together of all races, religions, and creeds** who share in the common ideals of Western values around **individual liberty** and the **free exchange of ideas**.

Here at Gab, **we put people first**, providing them with the tools they need to create and shape their own online experience. Gab was launched to **appeal to consumers unhappy with censorship**. Like other social media platforms, Gab allows users to upload and stream their own videos - but then distinguishes itself by **not censoring content based on viewpoint**. Gab will compete against pre-existing platforms such as YouTube, Twitter, Facebook others by appealing to digital consumers who oppose political and/or ideological censorship.

TV



Engaging Live-Stream Broadcasts & Video Content

Live Topics



Crowdsourced Information & Feedback on Current News/Events

Chat Rooms



Private Group Chats


NO ILLEGAL PORNOGRAPHY
NO THREATS OF VIOLENCE
OR PROMOTION OF TERRORISM
NO DOXING
OR SHARING OF PRIVATE INFORMATION
NO SPAMMING

Simple & Straightforward Terms of Use: ***Free and Legal speech***

From its inception, Gab has been committed to appealing to people of all races, backgrounds and political persuasions who support the free flow of information. As Co-Founder & CEO Andrew Torba said upon its launch, "Gab is not FOR any particular group of people, political leaning, race, beliefs, or anything. Anybody is welcome to express themselves on Gab."

Of course Gab does not advocate hate speech. In fact, Gab terms state that it "treats all people with respect and

dignity, regardless of their background, origins and point of view."

But while Gab prohibits rhetoric that advocates violence or illegal activity and allows users to block hateful speech, Gab does not forbid any speech based solely on viewpoint.

How Gab Disrupts the Market & Industry

We believe Google's exclusion of Gab from the Google Play store in April 2017 was arbitrary, anti-competitive, and in clear violation of federal antitrust laws.

This analysis was made under our **narrowest and most conservative interpretation of the Sherman Act**, rather than under any broad view of the market power created by network effects or by making free speech an intrinsic good. Nonetheless, it's **impossible not to consider the larger issues of internet censorship**.

Gab has been directly impacted by the digital gatekeepers of the centralized internet as we know it, and we take this to be a dangerous attack on free speech across the board. **We believe those who support free speech on social media should support Gab as a revolutionary new means of communication and connection protected from censorship, and/or intimidation**.

While Gab's fight against Big Tech's control on speech may not immediately topple the giants, **it is a critical first step in showing that these companies cannot arbitrarily use their market power to stamp out pro-free speech competitors.**



As mainstream social networks continue to censor certain views and crack down on what they choose to be 'objectionable content,' **consumers' hunger for alternative platforms will only continue to rise.** In addition, the trend of 'cutting the cord' will also continue as the popularity of streaming content over the internet increases.

In our opinion, Gab is well-positioned to outlive, outlast and benefit from this fragmentation of the mainstream social networking ecosystem into smaller niche communities with shared values and ideals.

Roughly seven-in-ten Americans think it likely that social media platforms censor political viewpoints

% of U.S. adults who think it is ___ that social media sites intentionally censor political viewpoints they find objectionable

Majority of Republicans say major technology companies support the views of liberals over conservatives

% of U.S. adults who say major technology companies support the views of...


Not at all likely
Not very likely
Somewhat likely
Very likely
NET Not likely
NET Likely
Total 26 8% 19% 37% 35% 72%
Rep/Lean Rep 14 4 9 32 54 85
Dem/Lean Dem 36 9 27 42 20 62

Note: Respondents who did not give an answer are not shown.
Source: Survey conducted May 29 - June 11, 2018.
"Public Attitudes Toward Technology Companies"
Pew Research Center


Liberals over conservatives
Conservatives over liberals
Both equally
Total 43% 11 43
Rep/Lean Rep 64% 6 28
Dem/Lean Dem 28% 16 53
Men over women
Women over men
Both equally
Total 33% 8 58
Men 26% 12 61
Women 39% 4 55

Dear Investors,

The Internet was an amazing innovation. It was the world's first 'decentralized' communication system. In a simpler time, the Internet's ad-hoc was designed to combat censorship. It was designed to withstand the forces of onerous governments and corporations. But as the Internet matured, the limits of its initial design are becoming obvious. We believe what was once considered decentralized, is no longer decentralized enough. ***The free and open Internet has become increasingly controlled and closed.*** *The freedom brought to us by the Internet, and the economic expansion it offers, is under threat.*

We believe neutrality was the primary driver of the Internet's early success. With neutral access, came open competition. Through this competition, users and businesses were enriched at expense to incumbent powers. But yesterday's maverick enterprises are today's incumbent Goliaths. Much like the incumbents of our past, these institutions are starving newcomers.

Thankfully, there are promising new solutions. With these solutions have come promising new regulatory opportunities. Market forces are changing and the time is right to begin work on a new foundation. What follows is a chance to participate in the ***development of a bold new platform.***

Gab was founded on the basis of pushing the limits to what an alternative social network can achieve. *Gab's success has been achieved by pushing these limits.*

Gab's team has a track record of success. Unlike most teams, our competency is earned and real. To provide the features we need, and to ensure equal access by similar service providers. Open standards are what allowed the first generation of Internet apps to grow to the size they are today. Open standards will empower the next generation of services to displace incumbents. We seek to share our growth, with investors, and others in the modern Internet community.

So why is now the time to build this alternative social networking platform? The JOBS Act. Traditional venture capitalists are the usual path to fund large engineering challenges. But the risks of free speech are incompatible with the Venture Capitalists that brought us here. With the JOBS Act, there's now an alternative path. Our solution is to embrace the support of the US government, via the path set forth by the JOBS Act. Our pursuit is noble, and in the tradition of American Free speech standards. By legally soliciting investors, we offer accountability alongside an embrace of American ideals.

Now is the time to renovate the Internet. To fulfill its noble promise. To maintain a system by which everyone can pursue what we believe to be humanity's most virtuous goal: the right to speak freely.

Andrew Torba

CEO, Gab

August 2016

Gab Launches!

Gab launches in private beta on August 15, 2016.

December 2016

Gab Grows Exponentially!

After a wave of press and censorship from other social media networks, Gab explodes in growth and surpasses 100,000 users.

February 2017

GabTV Goes Live!

Gab's live-streaming product GabTV launches.

May 2017

Gab Opens to All!

Gab exits beta testing and opens publicly to the world on May 8, 2017.

June 2017

Gab's Growth Continues!

Following another wave of censorship from mainstream social networks, Gab reaches nearly 200,000 users.

August 2017

Gab Raises $1.07M on StartEngine

Through a Regulation CF offering, Gab becomes the 7th company to break the million dollar mark on StartEngine.

November 2017

Gab passes 300,000 users

Gab passes 300,000 registered users

February 2018

Gab passes 400,000 register users

Gab passes 400,000 register users

August 2018

Gab passes 600,000 users

After a wave of censorship hits Brazil, Gab surges past 600,000 users and becomes a top 900 website in Brazil overnight.

In the Press











npr | The Washington Post | FOX NEWS | NBC NEWS | The New York Times

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Meet Our Team



Andrew Torba

Co-Founder, Director & CEO

Andrew Torba is the CEO and Co-Founder of Gab. Prior to Gab he co-founded and was the CEO of Y Combinator-backed Automate Ads, an ad-tech company which sold to Adhawk after Andrew's departure. Andrew believes in defending free speech and individual liberty for all voices online.

Offering Summary

Maximum 267,500* shares of Class B Non-Voting Common Stock represented by GAB Tokens ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,500 shares of Class B Non-Voting Common Stock represented by GAB Tokens ($10,000)

Company	Gab AI Inc
Corporate Address	700 N State St Clarks Summit PA, 18411 United States
Description of Business	Gab AI Inc. is a social networking platform that offers telecommunications and social networking services, namely, providing live-streaming of video, online chat rooms, and electronic bulletin boards for the transmission of messages among users in the field of general interest.
Type of Security Offered	Class B Non-Voting Common Stock deliverable in token form (the "GAB Tokens" or the "Company Tokens")
Purchase Price of Security Offered	$4.00

Minimum Investment Amount (per investor)	$252

Terms of Tokens

Class B Non-Voting Common Stock deliverable in "GAB Tokens"

The GAB Token will represent a single share of Class B Non-Voting Common Stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

- **Blockchain:** Ethereum Blockchain
- **Exchanges:** GAB Tokens are intended to be listed for trading on StartEngine, and/or LDGR, tZero, and/or other ATS that are licensed by the SEC, if and when any such exchange is launched, and if and when, GAB Tokens are accepted for listing on such exchange.

Material Terms:

- **Voting Rights:** GAB Tokens represented shares of Class B Non-Voting Common Stock and, except as required under Delware law, do not have the right to vote on any matters. Restrictions on Transfer: 1 year from closing of this Offering
- **Restrictions on Transfer:** 1 year from the closing of this Offering
- **Dividends/Distributions:** GAB Tokens have the right to participate in any dividends declared by the Board of Directors on a per share basis, together with the holders of the Company's Class A Common Stock.
- **Redemption Rights:** None
- **Other:** None

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of the same. There is no guarantee that successful development will ever occur, however, if such development were not to occur, investors would still receive Class B Common Stock of the Company in book entry form. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Gab AI Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $4 / share, you will receive 10 Class B Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $400.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it

pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Gab.com Statement

1 day ago

Gab.com's policy on terrorism and violence have always been very clear: we a have zero tolerance for it. **Gab unequivocally disavows and condemns all acts of terrorism and violence.** This has always been our policy. We are saddened and disgusted by the news of violence in Pittsburgh and are keeping the families and friends of all victims in our thoughts and prayers.We refuse to be defined by the media's narratives about Gab and our community.

Gab's mission is very simple: to defend free expression and individual liberty online for all people. Social media often brings out the best and the worst of humanity. From live streamed murders on Facebook, to threats of violence by bombing suspect Cesar Sayoc Jr. that went unaddressed by Twitter, and more. Criminals and criminal behavior exist on every social media platform.

Shortly after the attack, Gab was alerted to a user profile of the alleged Tree of Life Synagogue shooter. The account was verified and matched the name of the alleged shooter's name, which was mentioned on police scanners. This person also had accounts on other social networks.Gab took swift and proactive action to contact law enforcement immediately. We first backed up all user data from the account and then proceeded to suspend the account. We then contacted the FBI and made them aware of this account and the user data in our possession. We are ready and willing to work with law enforcement to see to it that justice is served.We have nothing but love for all people and freedom. We have consistently disavowed all violence. Free speech is crucial for the prevention of violence. If people can not express themselves through words, they will do so through violence. No one wants that.

Our user guidelines state:

Threats and Terrorism:

Users are prohibited from calling for the acts of violence against others, promoting or engaging in self-harm, and/or acts of cruelty, threatening language or behaviour that clearly, directly and incontrovertibly infringes on the safety of another user or individual(s). We may also report the user(s) to local and/or federal law enforcement, as per the advice of our legal counsel.Our privacy agreement states:

Information Disclosed for Our Protection and the Protection of Others.

We cooperate with government and law enforcement officials or private parties to enforce and comply with the law. We may disclose any information about you to government or law enforcement officials or private parties as we, in our sole discretion, believe necessary or appropriate: (i) to respond to claims, legal process (including subpoenas); (ii) to protect our property, rights and safety and the property, rights and safety of a third party or the public in general; and (iii) to stop any activity that we consider illegal or legally actionable activity.

What is happening to Gab.com?

In the past 48 hours, Gab has been systematically removed and no-platformed from the internet across several different venders including the following:

Joyent, our hosting provider
Paypal and Stripe, our payment processors
Shopify, our merchandise storefront provider
Medium, our blogging platform provider
Pusher, our realtime push notification provider
Godaddy, our domain registrar

Gab has also faced a relentless onslaught of media attacks in one of the worst coordinated smear campaigns in the history of journalism.

Finally, due to these relentless media attacks our CTO Ekrem will no longer be working with us. He is assisting us in finding a new replacement and we have several highly qualified candidates that we had already been in the process of interviewing for engineering positions at the company over the past few weeks. Our remaining engineering team is working on getting the site back up as soon as possible and getting law enforcement what they need.

Gab is not going anywhere.

1. We have secured a new hosting provider that knows who we are and supports our mission of defending free speech for all people.

2. We are in contact with multiple payment processors who support us and have offered their services to us. We will be reviewing and chatting with them over the next few weeks.

3. We have are reviewing decentralized storefront providers for our merchandise/Gab shop to be hosted.

4. Replacing our blog is not a top priority at the moment, but we can certainly self-host our own once we get the site back up.

5. We are reviewing several open source/self-hosted push notification tools. This is not a top priority at the moment, but we have options.

6. We are exploring several domain registrar options including: https://Njal.la, Dynadot.com, and https://prq.se/. We are reaching out to ensure we have the support of the new registrar before making a transfer.

So what is the plan?

Due to our hosting provider Joyent giving us only 24 hours on a Sunday to find a new provider, Gab.com is currently down as we work to transfer to our new host. We expect this to be completely by this weekend if not sooner. Right now, our top priority is working with law enforcement. Once they have what they need, we will focus on getting Gab back online.

We will not cower. We are not afraid. We did nothing wrong. We will continue to build and emerge bigger and better than ever before. Please pray for the victims, their families, and everyone who has been impacted by this horrific tragedy. Thank you for your continued support and please stay tuned for updates.

Notice of Funds Disbursement

6 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Gab AI has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Gab AI be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Gab.com Cited By Google As A Threat To Their Censorship Plans

21 days ago

Hello Everyone,

Yesterday Breitbart published a leaked internal Google briefing about the shift Silicon Valley is making towards more censorship online. This followed leaks earlier in the day from The Intercept, which show how Google is contradicting themselves in regards to the censored search engine they are building for the Chinese government. You can read the briefing that Breitbart published here: Google: "The Good Censor".

On page 53 of this internal Google briefing, Gab.com is cited as a "challenger app" and notes how users are moving to Gab in response to the censorship of Silicon Valley. Google argues for a "European" approach to speech standards on the internet, favoring "civility" over freedom.



Users, Migration



Users are migrating to other platforms

Unhappy with the level of censorship on certain platforms, users are emigrating to ones with more – or less – restrictive rules. Twitter, which has failed to satisfy either side of the argument fully, has been particularly susceptible to this emigration.

Victims of trolling or those unhappy with toxic atmospheres are leaving Twitter, often for Facebook, which is seen as a more protected and controllable space.

Meanwhile, as Twitter tries to counteract this by taking on a more curatorial and moderatorial role, communities that disagree with these changes are moving to less restrictive platforms.

Google

#SPEAKFREELY

E.g.,
CONTROVERSIAL TWEETERS ARE USING CHALLENGER APP GAB

Twitter once declared itself the 'free speech wing of the free speech party', but growing criticism of its failure to address hate speech means it has pushed controversial figures out. Some of those who are now unwelcome, such as far-right group Britain First, are signing up to challenger site, Gab.

// Insights Lab

Silicon Valley has shown their true colors, which is why they recognize Gab.com as a threat to their control and dominance over the internet. They are rejecting the cherished internet ideals of liberty and free expression in exchange for censorship and partnerships with the Chinese government.

This is why Gab is winning and will continue to win. We are adding tens of thousands of new users every week, and our funding round is being completely powered by you, The People. **In about 20 days we have raised $670,000 and will quickly meet our goal of $1.07m.** We are hiring more engineers to speed up product development, make the site more user friendly, and build out our own infrastructure to escape the chains of Silicon Valley.

If you're interested in investing and becoming a shareholder you can learn more here and invest as little as $252.

PS: developers please check out our new API.

Thanks and remember to speak freely!

Gab.com Raises $630,000 In Under 3 Weeks

23 days ago

Hello Everyone,

We are so excited and humbled to have raised over $630,000 in under 3 weeks! We are on pace to reach our funding round goal of $1.07m very quickly and we can't wait to keep building the home of free speech online together.

We have some great news to share:
-We have secured a new payment processor and will be integrating it this week. As you may have heard, we were no-platformed by our former provider Stripe.
-After over a year of private testing, we have launched our API to developers around the world who can start building apps and integrations for Gab.
-We are now actively hiring engineers to help us speed up our development.
-We recently passed 700,000 total users and are adding thousands of new users every week.
-We've added some awesome new Gab.com merchandise to our Shop.

Thanks for your continued support!

Almost Halfway To Our Goal in One Week!

about 1 month ago

Hello Everyone,

After only one week we have reached almost half of our goal, raising $475,000! We've also added 20,000 new users this week alone powered by our successful marketing campaign in Silicon Valley. We are incredibly excited to keep building the home of free speech online powered by The People. In the coming weeks we have some great product improvements on the way that we can't wait to share with you.

I'm excited to announce that we will finally be 100% off of Microsoft Azure hosting and fully transitioned to our new more scalable provider this week. We will also soon be shipping Gab in Portuguese for our users in Brazil, who now make up 25%+ of our traffic. Finally, we expect to be opening up our API in the next week after a year in private testing with a small group of trusted developers. This will allow third-party developers to build apps and integrations connected to Gab and we can't wait to see what our community builds.

I wanted to address some misinformation and questions being asked and asserted about our campaign. Many of these items are disclosed and discussed in our offering circular, but I believe it's important to share this information in an update as well.

First, investing in an early stage startup involves extreme risk. There are no guarantees of success, but we are working hard daily to build and grow our community and business while defending free expression online for all people. We have highlighted many of the risks involved in our offering circular, which we encourage you all to read before investing.

Secondly, I want to make a clear distinction between total number of Gab users and monthly active Gab users. People use Gab in many different ways. Some people spend many hours per day on Gab, others check Gab once a day, once a week, or once a month. Many more people do not have accounts, but rather view and read Gab's public-facing content which drives traffic to the site.

As is mentioned in our Offering Circular, we had over 660,000 cumulative registered users from around the world and approximately 250,000 of those logged in during the 30 days prior to the filing. We have been steadily improving our monthly active user count as we have made more improvements to the product and will be working on reengagement campaigns with inactive accounts in the near future. As you all know we have also worked hard and been very transparent about removing bots and fake accounts from the platform, banning well over 80,000 of them this year alone.

Finally, the growth of traffic to the site can be confirmed by two independent third-party providers. While not exact, these both offer some insight into our growth beyond our own internal metrics, which are found in the Offering Circular.

Alexa: https://www.alexa.com/siteinfo/gab.ai

Similarweb: https://www.similarweb.com/website/gab.ai#overview

Thank you all for your continued support. We have been attacked from many angles by the media, from competitors, political activists, special interests, and generally bitter people who just want to see us fail. Despite these attacks we continue to build, learn, and grow the home of free speech powered by The People to defend free expression online for everyone.

I want you all to know that Ekrem and I see Gab as our life's work and our team is so inspired and humbled to serve you for this noble cause on this incredible journey together. God bless all of you.

Andrew Torba
CEO, Gab.com

Gab.com Raises $355,000 in 36 hours

about 1 month ago

Hello Everyone,

We just passed $355,000 raised in about 36 hours in our Regulation Crowdfunding Campaign. If you are thinking about investing or know someone who might be interested, we suggest you do so quickly. We expect to hit our $1.07m goal very fast at this pace. Thank you for your continued support, we are excited to keep building the home of free speech online together.

PS- check out this article on Breitbart about our recent growth and vision.

Andrew Torba

CEO, Gab.com

Gab.com Raises $250,000+ In Under 24 Hours

about 1 month ago

Hello Everyone,

We have hit 1/4th of our funding goal in under 24 hours, passing $250,000 raised this afternoon! If you are thinking about investing or know someone who might be interested, we suggest you do so quickly. We expect to hit our $1.07m goal very fast. Thank you for your continued support, we are excited to keep building the home of free speech online together.

Andrew Torba

CEO, Gab.com

Gab.com Raises $172,000 in 8 hours

about 1 month ago

Hello everyone,

We are humbled and thrilled to have raised over $172,000 in the first 8 hours live with our Regulation Crowfunding campaign. This offering is a Reg CF campaign under the JOBS Act, meaning we can raise a maximum of $1.07m from you, The People. This is an exciting opportunity to join us as shareholders on our journey and mission to defend free expression online for everyone. We expect this round to fill up very quickly, so if you're thinking about investing we'd encourage you to do so soon.

The 10% Bonus for StartEngine Shareholders

Gab AI Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $4 / share, you will receive 10 Class B Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $400.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Thank you all!

Andrew Torba
CEO, Gab.com

Comments (141 total)

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Post

Derek Peterson an hour ago
Gab is absolutely full of illegal child porn. NO, the big tech socials are NOT full of illegal porn as well.

https://youtu.be/AybA_vDYnTs

Derek Peterson an hour ago
I was banned by Gab without notice or explanation as have been many critics.

https://youtu.be/FFe4kkBfbxA

Derek Peterson an hour ago
I am much farther right than Andrew Torba or Gab and I'm 100% free speech. Also, I do not believe a website or any business for that matter should be held responsible for the IRL actions of one of their customers/users.

However, that being said, Gab and Andrew Torba are an embarrassment to the principles of free speech this country was founded on and to Christianity in general. The reason Gab is offline has nothing to do with liberals persecuting them. Gab/Torba clearly broke the TOS for all of their providers (child porn, "pro members" reselling child porn, many examples of threats of violence, many examples of copyright theft that was actually encouraged by management, etc) and I believe intentionally picked partners with strict TOS's so as to instigate removal to be able to play the victim and solicit donations (aka investment) in Gab. That is literally Gab's only real business model.

Please watch this video for a more detailed explanation (ironically I was banned from gab for posting this video - LOL):

https://youtu.be/Jgz513OYSvk

Nannette Keegan Gab AI - Potential Investor 2 hours ago
I am a GAB supporter, investor, donor, user and love the life we have in GAB. We are more inclined to love our country where we were born. I love to communicate with people from all over the world that come and share their experiences. There's art, animal lovers, and many other categories that have nothing to do with the "speech" nonsense used as a way to roll out a totalitarian regime. USA is not about rules on words. Our enemies foreign and domestic aim to keep us divided with categories like African-Americans, Latinos, Catholics, Jews, Left, Right, Far right, Democrats, Republicans, etc. Those are tools for marketing, division and suffering. We SEE YOU, WE KNOW what you are doing. Guess what? It doesn't work @GAB.com. We are Americans that love our country and follow our Constitution and laws. We are HUMANS with rights endowed by our Creator. We worship GOD not gov. or corporations.

As Paypal announced dropping GAB I soon dropped Paypal. I closed my account the same day. I'm sure many will do the same. And I did not miss the opportunity to express my thoughts to them in their survey.

The problem with totalitarian gov, institutions, corporations and kriminals is that they ignore the power of WE THE PEOPLE. I followed Ron Paul for many years and he always quoted the famous phrase: "It's an idea whose time has come and cannot be stopped by any army or any gov. " We are the idea. We won't be stopped. We already got DJT in USA, Italy got liberated by its people and now we celebrate Brazil. Soon France will be freed by Madame LePen.

Get ready to be freed. Evil will NOT PREVAIL. Some of us will scrape our knees but we will stand up again. Some of us may perish but many will follow.

Andrew Torba at his young age got an IDEA called GAB. He, in my opinion got chosen by GOD for this work. He is protected by GOD. Many support him. He will prevail.

May the power of the Holy Spirit protect us all. WWG1WGA America the beautiful.

Robin Shearin Gab AI - Potential Investor 7 hours ago
Dear Mr. Seltzer:

If you don't like what you see, you...

A) Shouldn't have invested...

B) Still have time to cancel / pullout...

Jon Seltzer Gab AI - Potential Investor 11 hours ago
Dear Mr. Torba, One correction. Regarding your statement "Please seeing the offering information to learn more about our business model." I actually read the offering information not your business plan. I do not see it on this fundraising site. I have really no idea what you plan to sell as a product. Currently your selling shares

on this fundraising site. I have really no idea what you plan to sell as a product. Currently your selling shares for your company. Is your product the shares? If that is the case then the only way you could get a return on investment is buy using the money raised from the earlier shares. Is that what you intend on doing. If your answer is yes, then you are doing a ponzi scheme. That would illegal. What product do you intend to sell in your business? For example do you plan on selling bobbleheads of right wing white supremacists, or racist rock music from Nazi's? Maybe Ron Paul, or the founder of PayPal would let you sell a bobblehead of him to cover the libertarian market? You do see the irony that PayPal banned you, don't you? That said how would people pay for anything you sell. It seems like everyone is cutting you off. That is also a relevant investment question. Many folks are not very good at using Bitcoin.

Jon Seltzer **Gab AI - Potential Investor** 11 hours ago

Dear Mr. Torba, without ads how will you make money? How can you have an return on investment. What are you going to sell and more importantly who is going to buy it. What is your market and how much money can you make? I still don't understand from reading your business plan how you will make money? Please explain without too much jargon. My understanding reading an article, going into this year you were 256K in debt until you started this fundraiser. I read that in the news. Is it incorrect? It would imply you burned through the last 1 million you raised. There is an article about how your previous Chief Technology Officer (I think that is what he was called) before the one that just quit, quit because he got threats when users on the site found out his girlfriend or wife was volunteering at a Jewish Synagogue. Is this incorrect? Has the founder of the Daily Stormer been banned from your site. Is so, when was it? Before your site was taken down I saw some horrible stuff on it. Why was it not taken down? I did not have to look for this stuff. It was right there easy to see. Did you stop enforcing your policy because of lack of resources? I understand if that was the case, but it is also very relevant information for deciding whether to invest in your company. I am sure other potential investors would like answers to these questions as well in addition to current investors.

Joseph Kross 15 hours ago

Anything left of center to liberals is alt right whereas these posters such as @seltzer are more than likely alt far left especially @derossett is alt far left antifa which is an oxymoron as antifa is a fascist hate group of white supremacists in disguise. Twitter which has many, many more users has 100 times the amount of hate speech going on in it, with all of the hashtags of #IhateWhitePeople that never get suspended or even taken down, or celebrities like Peter Fonda who state they want to have a 10 year old boy raped by a group of men, the hate on the left far outweighs the hate on the right. There are literally 5k kkk in the country whereas there are 100k terrorist black lives matters and antifa out there committing extreme violence every week, do some research on both sides instead of just one side, did you hear about the "vandalism" to the GOP FL headquarters? Isn't wasn't "vandalism" it was bullets from guns tearing up the place, but CNN didn't tell you that did they?


(**SHOW MORE COMMENTS**)




Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:06 AM 09/09/2016
FILED 11:06 AM 09/09/2016
SR 20165715971 - File Number 6146578

STATE OF DELAWARE

Certificate of Incorporation

of

Gab AI Inc.

(Pursuant to Section 103 of the Delaware General Corporation Law)

*****

    I, THE UNDERSIGNED, for the purpose of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do execute this Certificate of Incorporation and do hereby certify as follows:

FIRST: The name of the Corporation is Gab AI Inc. (hereinafter the "Corporation").

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The name and address of the Corporation's Incorporator is Linda M. Lee, c/o Cozen O'Connor, 200 Four Falls Corporate Center, Suite 400, West Conshohocken, Pennsylvania 19428.

FIFTH: The aggregate number of shares which the Corporation shall have the authority to issue is Five Million (5,000,000), all of which shall be designated as Common Stock, with a par value of $.0001 per share.

SIXTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for the breach of fiduciary duty as a director, except: (a) in the case of any breach of the director's duty of loyalty to the Corporation or its stockholders; (b) in the case of acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) as set forth under Section 174 of the General Corporation Law of the State of Delaware; or (d) in the case of any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect the right or protection of a director at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

SEVENTH: Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

EIGHTH: The Corporation hereby confers upon the directors the power to adopt, amend or repeal the Bylaws of the Corporation.

NINTH: The Corporation shall have perpetual existence.

TENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

I, THE UNDERSIGNED, hereby acknowledge that the foregoing Certificate of Incorporation is my act and deed on this 9th day of September, 2016.

/s/ Linda M. Lee
Linda M. Lee, Sole Incorporator

CERTIFICATE OF AMENDMENT
TO AMENDED AND RESTATED CERTIFICATE
OF INCORPORATION
for
GAB AI INC.,
a Delaware corporation

The undersigned, Andrew Torba, hereby certifies as follows:

1.   He is the duly elected, qualified and acting President of GAB AI Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the **"Corporation"**).

2.   Article IV of the Amended and RestatedCertificate of Incorporation is hereby amended to read as follows:

> "The total number of shares of stock which the Corporation shall have authority to issue is Twenty Million (20,000,000) shares of common stock, consisting of: (i) Twelve Million (12,000,000) shares of voting common stock, par value $0.0001 per share, designated as "Class A Common Stock", and (ii) Eight Million (8,000,000) shares of non-voting common stock, par value $0.0001 per share, designated as "GAB Tokens". Except as may be provided in this Certificate of Incorporation or required by law, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, with each holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder on such matters. Except as required by law, the GAB Tokens shall have no voting rights."

3.   The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4.   The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5.   The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6.   Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, GAB AI Inc., has caused this certificate to be signed by Andrew Torba, its President, this 16th day of November, 2017.

By: *Andrew Torba*

Andrew Torba, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:09 PM 12/01/2017
FILED 07:09 PM 12/01/2017
SR 20177346905 - File Number 6146578